Sensata Technologies 529 Pleasant Street Attleboro, MA 02703 508.236.3800 www.sensata.com

August 13, 2018

Via EDGAR

Mr. Gary Newberry Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Sensata Technologies Holding plc Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 1, 2018 Form 8-K filed July 24, 2018 File No. 001-34652

Dear Mr. Newberry:
This letter is being furnished on behalf of Sensata Technologies Holding plc (“Sensata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated August 6, 2018 (the “Comment Letter”) based on the Staff’s review of Sensata’s Form 10-K for Fiscal Year Ended December 31, 2017, filed on February 1, 2018; and its Form 8-K filed on July 24, 2018 (File No. 001-34652). The Staff’s comment from the Comment Letter is included below in bold. The Company’s response follows the comment.

Form 8-K filed July 24, 2018

Exhibit 99.1

1.
In the highlight section, you present non-GAAP organic revenue growth, adjusted EBIT margin growth and adjusted EPS growth without also presenting the change in the comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures, which is inconsistent with the Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future earnings releases to comply with that guidance.

Response:

In response to the Staff’s comment, the Company reviewed Question 102.10 of the Compliance and Disclosure Interpretation on non-GAAP financial measures (“Question 102.10 Guidance”). In the Company’s future earnings releases that are furnished to the Commission and include non-GAAP organic revenue growth, adjusted EBIT margin growth, adjusted EPS growth or any similar non-GAAP financial measure, the Company will disclose the change in the comparable GAAP measures with equal or greater prominence as the non-GAAP measures in accordance with Question 102.10 Guidance.

Please feel free to contact Paul Vasington, Chief Financial Officer, at (508) 236-2088 or Steven Reynolds, General Counsel & Secretary, at (508) 236-3245 should you have any further questions regarding this matter.

Sincerely,

/s/ Paul Vasington

Paul Vasington